August 1, 2006

VIA EDGAR

Attn:  Brian Cascio, Accounting Branch Chief
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-6010

Re:                               Angeion Corporation
Form 10-KSB for the fiscal year ended October 31, 2005
Form 10-QSB for the quarterly period ended April 30, 2006

Dear Mr. Cascio:

Angeion Corporation (“Angeion”) received your comment letter dated July 11, 2006 related to the filings listed above.  This letter will respond to the comments raised by the Staff with each response numbered to correspond to the staff comments.

Form 10-KSB for the fiscal year ended October 31, 2005

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 22

Year Ended October 31, 2005 Compared to 2004, page 23

SEC Comment 1

Refer to your discussion of the increase in revenue for the year ended October 31, 2005 compared to 2004.  You cite increased demand for and sales of multiple products as the reason for the 14.9% increase in revenue.  In future filings, please quantify the amount of the increase in revenue contributed by each material product category.  At a minimum, please quantify the increase in revenue related to cardio-respiratory product systems and New Leaf products.

Angeion Response No. 1

For reasons set forth in more detail in Angeion’s Response #3, the Company believes its current presentation adequately discloses the information required in Management’s Discussion and Analysis because all of the Company’s products are cardiorespiratory diagnostic products.  In future filings, the Company will clarify the similarity that exists for its cardiorespiratory diagnostic products that are sold under the MedGraphics and New Leaf brands.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 33

SEC Comment 2

We note that you present cash flows from discontinued operations within your cash flows from operating activities.  We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount within operating activities rather than classifying discontinued operations cash flows by activity — operating, investing, and financing - within the body of the cash flow statement itself as required by paragraph 26 of SFAS 95.  For example, it appears as though the cash flows associated with the promissory note related to the ELA settlement should be classified as financing activities.

While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

•                  Please change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report.  If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

•                  Please label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

•                  Please make specific and prominent footnote disclosure to the effect that you have separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

•                  Since your next periodic report is a Form10-Q, please quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

Angeion Response No. 2

The Company has reviewed the components of its discontinued operations cash flows previously included within operating cash flows and has determined that the only discontinued operations cash flow that requires reclassification is related to the June 30, 2005 ELA Settlement.  The ELA Settlement required the Company to pay ELA Medical $800,000, of which $400,000 was paid on June 30, 2005.  The remaining $400,000 was due equally on December 31, 2005 and June 30, 2006 and was supported by an executed promissory note in favor of ELA.  In future filings, we will reflect the ELA promissory note payments as a cash flow within financing activities and will undertake the following:

•                  Angeion will classify discontinued operations cash flows by activity — operating activities, investing activities or financing activities — within the Statement of Cash Flows.  In connection with that future presentation, Angeion will note on the Statement of Cash Flows the “revised” nature of the presentation for prior periods;

•                  Angeion will include footnote disclosure to the effect that it has revised its previously issued financial statements to separately disclose the operating and financing portions of the cash flows attributable to discontinued operations.

•                  In addition, in its Form 10-QSB for the quarter ended July 31, 2006, Angeion will include an explanatory paragraph within the Notes to Financial Statements that will show the previously reported amounts, the revisions and as revised amounts when separately presenting operating and financing cash flows from discontinued operations for the fiscal year ended October 31, 2005, as well as the nine-month period ended July 31, 2005.  Angeion has not updated the 2003 and 2004 cash flow statement presentation as we continue to file as a small business filer and there were no revisions required to the 2004 financial statements.

Presentation of Cash Flows from Discontinued Operations.  Effective with the quarter ended July 31, 2006, the Company retroactively disclosed the separate operating and financing cash flows attributable to its discontinued operations for fiscal 2005 and for the nine-months ended July 31, 2005, which in prior periods were reported within operating cash flows.

The previously reported and revised cash flow amounts for the year ended October 31, 2005 and for the nine-months ended July 31, 2005 are shown in the Attached Exhibit I.

Note 12. Segment Reporting, page 46

SEC Comment 3

In future filings, please revise to present revenues from external customers for each product and service or each group of similar product and services, as required by paragraph 37 of SFAS 131.  For example, it appears that you should disclose the revenue related to cardio-respiratory product systems and New Leaf products.

Angeion Response No. 3

Paragraph 37 of SFAS No. 131 states “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.”

In reviewing paragraph 37 of SFAS No. 131, the Company believes that its current disclosures are sufficient as all of the Company’s products and services are similar products and services encompassing medical, health and wellness diagnostic products. The Company has previously concluded that all of its cardiorespiratory diagnostic products, sold under the MedGraphics and New Leaf brand names, should be grouped together for financial reporting purposes due to similarity in the diagnostic nature of the products.  For example, metabolic analyzers being sold under the MedGraphics and New Leaf brand names are identical systems marketed with different product identifications/labels.

The Company believes that its products are sold in a single reportable segment.  Paragraph 37, SFAS 131 requires certain disclosures about products and services for the enterprise as a whole, even if the enterprise has only one reportable segment.  The Company believes that current disclosures for its products and services fully meet the requirements of paragraph 37, SFAS 131.  All of the Company’s cardiorespiratory diagnostic products are “similar” because they have a common functional testing platform — the measurement of air flow and respiratory pressures and, in most cases, the analysis of inhaled and exhaled gases such as oxygen and carbon dioxide.

Form 10-QSB for the quarterly period ended April 30, 2006

Consolidated Financial Statements

Consolidated Balance Sheets, page 2

SEC Comment 4

In your response and within the significant accounting policies footnote of future filings, please disclose the nature of the balance sheet line item “advance payments from customers.”  The disclosure should discuss the circumstances under which you receive payments from customers in advance of a sale and when the revenue from the advances is typically recognized.

Angeion Response No. 4

Angeion will add the following disclosure to its Form 10-QSB for the quarter ended July 31, 2006:

Advance Payments from Customers

The Company typically does not receive advance payments from its customers in connection with the sale of its products.  The Company occasionally enters into an arrangement under which a customer agrees to purchase a large quantity of product that is to be delivered over a period of time.  Depending on the size of these arrangements the Company may negotiate an advance payment from these customers.  At April 30, 2006, advance payments from customers aggregated $1,327,000, of which $1,165,000 was from a single customer for product to be shipped and services to be delivered over the next several quarters.  Revenue recognition for customer orders that include advance payments are consistent with the Company’s revenue recognition policy described under the caption “Revenue Recognition.”

The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (651) 766-3492 if you have any questions or need additional information.

Very truly yours,

Angeion Corporation

/s/ Dale H. Johnson
Dale H. Johnson

cc:                                 Thomas G. Lovett, IV, Lindquist & Vennum
John C. Penn, Audit Committee Chair
Andrew LaFrence, KPMG LLP

Exhibit I

ANGEION CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended	Nine Months Ended
	October 31,	July 31,
	2005	2006	2005
Cash Flows From Operating Activities:
Net loss	$(919)		(1,217)
Loss from discontinued operations	229		191
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	415		310
Amortization	811		609
Stock-based compensation	6		25
Deferred income taxes	9		0
Changes in operating assets and liabilities:
Accounts receivable	57		180
Inventories	(508)		(502)
Prepaid expenses and other current assets	14		113
Accounts payable	(342)		(429)
Employee compensation	234		316
Deferred income	91		79
Warranty reserve	20		0
Accrued expenses	(28)		73
Net cash provided by (used in) continuing operations	89	—	(252)
Cash used in discontinued operations	(804)		(660)
Net cash used in operating activities	(715)	—	(912)

Cash Flows From Investing Activities:
Purchase of property and equipment	(217)		(188)
Net cash used in investing activities	(217)	—	(188)

Cash Flows From Financing Activities:
Cash restricted for discontinued operations	(400)		(400)
Proceeds from stock transactions	14		14
Net cash provided by financing activities	(386)	—	(386)

Net decrease in cash and cash equivalents	(1,318)	—	(1,486)
Cash and cash equivalents at beginning of period	2,390	1,072	2,390
Cash and cash equivalents at end of period	$1,072	$1,072	$904